VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549	October 9, 2020

Attention: Todd K. Schiffman

Re: Carney Technology Acquisition Corp. II

Draft Registration Statement on Form S-1

Submitted September 15, 2020

CIK No. 0001823634

Dear Mr. Schiffman:

Carney Technology Acquisition Corp. II, (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 7, 2020, regarding the Confidential Draft Registration Statement Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted September 15, 2020

Dilution, page 65

1. We note your calculation of the percentage of dilution to public stockholders assuming the exercise of the over-allotment option in full appears to be incorrect. Please revise in your next amendment.

We respectfully inform the Staff that we have revised and corrected the indicated disclosure.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Carney Technology Acquisition Corp. II

By:	/s/ David Roberson
Name:	David Roberson
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Ropes & Gray LLP